Exhibit 1.01
Pentair plc
Conflict Minerals Report
For the reporting period from January 1, 2024 to December 31, 2024
This Conflict Minerals Report (the “Report”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”). The Rule was adopted to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes reporting obligations on Securities and Exchange Commission (“SEC”) registrants whose manufactured products contain certain minerals that are necessary to the functionality or production of their respective products.

If a registrant determines that any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (the “Subject Minerals”), are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a Reasonable Country of Origin Inquiry (“RCOI”) regarding those Subject Minerals that is reasonably designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered County” or “Covered Countries”) or are from recycled or scrap sources.

If, following the completion of the RCOI, a registrant knows that any of the necessary Subject Minerals originated in a Covered Country and are not from recycled or scrap sources, or has reason to believe that any of its necessary Subject Minerals may have originated in any of the Covered Countries and has reason to believe that its necessary Subject Minerals did not come from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the Subject Minerals that conforms to a nationally or internationally recognized due diligence framework and describe such due diligence in this separate Conflict Minerals Report.

In accordance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, the related supplements on tin, tungsten, tantalum and gold (the “Guidance”) and the Rule, this Conflict Minerals Report is available on the Company’s website at https://www.pentair.com/en-us/legal/partner-supplier-info.html.

Consistent with the provisions of the Rule, the SEC’s Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, dated April 29, 2014; the SEC’s Order Issuing Stay, dated May 2, 2014; and the SEC’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, dated April 7, 2017, this Conflict Minerals Report has not been audited by a third party.

As previously disclosed, Pentair has exited its business activity and sales in Russia. This Report covers the period from January 1, 2024 to December 31, 2024 and Pentair’s review of the conflict minerals surveys received from its suppliers and related conflict minerals reports for that time period found information indicating that some of the smelters in its supply chain identified Russia as a possible sourcing location. The information regarding these Russian-origin metals came from third-party suppliers, which in turn obtained the information through their own suppliers in these highly-attenuated, multi-tiered global supply chains. Pentair remains committed to compliance with U.S. and other applicable trade law and sanctions programs, including those targeting Russian parties.

1.Company Overview
At Pentair, we believe the health of our world depends on reliable access to clean water. We deliver a comprehensive range of smart, sustainable water solutions to homes, businesses and industries around the world. Our industry-leading and proven portfolio of solutions enables our customers to access clean, safe water; reduce water consumption; and recover and reuse water. Whether it’s moving, improving or helping people enjoy water, we help manage life’s most essential resource. Pentair is comprised of three reporting segments: Flow, Water Solutions and Pool.

Flow
The focus of this segment is to deliver water where it is needed, when it is needed, more efficiently and to transform waste into value. This segment designs, manufactures and sells a variety of fluid treatment and pump products and systems, including pressure vessels, gas recovery solutions, membrane bioreactors, wastewater reuse systems and advanced membrane filtration, separation systems, water disposal pumps, water supply pumps, fluid transfer pumps, turbine pumps, solid handling pumps and agricultural spray nozzles, while serving the global residential, commercial and industrial markets. These products and systems are used in a range of applications, including fluid delivery, ion exchange, desalination, food and beverage, separation technologies for the oil and gas industry, residential and municipal wells, water treatment, wastewater solids handling, pressure boosting, circulation and transfer, fire suppression, flood control, agricultural irrigation and crop spray.

Water Solutions
The focus of this segment is to provide great-tasting, higher-quality water and ice while helping people use water more productively. This segment designs, manufactures and sells commercial and residential water treatment products and systems including pressure tanks, control valves, activated carbon products, commercial ice machines, conventional filtration products, and point-of-entry and point-of-use water treatment systems. These water treatment products and systems are used in residential whole home water filtration, drinking water filtration and water softening solutions in addition to commercial total water management and filtration in foodservice operations. In addition, our water solutions business also provides installation and preventative services for water management solutions for commercial operators.

Pool
The focus of this segment is to provide innovative, energy-efficient pool solutions to help people more sustainably enjoy water. This segment designs, manufactures and sells a complete line of energy-efficient residential and commercial pool equipment and accessories including pumps, filters, heaters, lights, automatic controls, automatic cleaners, maintenance equipment and pool accessories. Applications for our pool products include residential and commercial pool maintenance, pool repair, renovation, service, construction and aquaculture solutions.

The Company conducted an analysis of all of its products and its entire supply chain, and, accordingly, the Company did not limit its review to those products that may have contained Subject Minerals. This Conflict Minerals Report relates to all products (which are collectively referred to as the “Covered Products”): (i) that were manufactured, or contracted to be manufactured, by the Company; and (ii) for which the manufacture was completed during calendar year 2024. Based on its initial analysis, the Company estimates that approximately 24.4% of its surveyed suppliers make use of one or more of the Subject Minerals with respect to the Covered Products.

The Company has adopted a Conflict Minerals Policy that emphasizes the Company’s commitment to complying with the Rule and to identifying the source of the Subject Minerals contained in the Company’s products. The Company also indicates in its Global Supplier Guide (the “Supplier Guide”) that it expects all suppliers doing business with the Company to cooperate with the conflict minerals due diligence process.

Unless the context otherwise indicates, references herein to “Pentair,” the “Company,” and such words as “we,” “us,” and “our” include Pentair plc and its consolidated subsidiaries.

2.    Conflict Minerals Compliance Process
2.1    Compliance Framework Overview
The Company designed its due diligence measures to conform in all material respects to the Guidance.
2.2    Reasonable Country of Origin Inquiry
The Company designed its RCOI to provide a reasonable basis to determine whether the Company sources Subject Minerals from Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources.

The Company began by analyzing its supplier base and designating certain suppliers as outside the scope of the RCOI process if they met one or more of the following criteria:

•The supplier provides the Company with packaging only (excluding labels);
•The supplier provides the Company with items that are not included in our finished products, such as the equipment used to manufacture our products; or
•The supplier is a test lab or other service provider.

After removing these out-of-scope suppliers, the Company then conducted a survey of its remaining suppliers using the template maintained by the Responsible Materials Initiative (“RMI”), known as the Conflict Minerals Reporting Template version 6.4 (the “CMRT Form”). The CMRT Form was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The CMRT Form includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, origin of Subject Minerals included in its products, supplier due diligence and a listing of the smelters that the direct supplier and its suppliers use. Written instructions and recorded training illustrating the use of the tool are available on the RMI’s website. Many companies are using the CMRT Form in their RCOI and due diligence processes related to Subject Minerals.

The Company’s inquiry process included multiple rounds of communication and follow-up, including mail, email and telephone calls, with over 3,563 direct suppliers across multiple enterprise resource planning systems. The Company received, reviewed and processed responses from 60.09% of the suppliers surveyed, which represented approximately 95% of total calendar year 2024 supplier expenditures.

The Company reviewed the responses against risk-based criteria developed to determine which responses required further engagement with the relevant suppliers. These criteria included inconsistencies within the data reported in the CMRT Form and other risk-based criteria. The Company worked directly with these suppliers to obtain a revised response and/or additional clarity regarding their respective submission.

As part of this year’s program, the Company also conducted automated data validation on all submitted supplier responses. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers provided by suppliers. Following the data validation process, the Company classified submitted forms as either valid or invalid and contacted suppliers regarding forms classified as invalid to encourage such suppliers to resubmit a valid form. As of May 2, 2025, the Company still had 1.7% invalid supplier submissions that were not yet corrected. The results of this data validation are used for the program’s health assessment, and an individual risk assessment is shared with the appropriate supplier to communicate the areas requiring clarification or improvement.

Among the supplier responses received by the Company that were classified as valid, the Company received the following information:

•Approximately 75.67% of supplier responses indicated that such supplier did not use Subject Minerals in the materials and components that it supplied to the Company during 2024.
•Approximately 8.31% of supplier responses indicated that, to the best of such supplier’s knowledge, the Subject Minerals in the components and materials that it supplied to the Company during 2024 did not originate from a Covered Country.

•Approximately 3.83% of supplier responses indicated that, to the best of such supplier’s knowledge, the Subject Minerals in the components and materials that it supplied to the Company during 2024 may have originated in a Covered Country from sources verified as conflict-free by third parties such as the RMI and others.
•Approximately 12.19% of the Company’s suppliers indicated that the Subject Minerals in some of the components and materials supplied to the Company may have originated from a Covered Country, but those suppliers could not determine whether such Subject Minerals were conflict-free.
After reviewing the results of the RCOI, the Company could not conclusively determine that it had no reason to believe that Subject Minerals necessary for the functionality or production of its products may have originated from a Covered Country during 2024. The Company conducted its RCOI in good faith, and the Company believes that such inquiry was reasonable to allow it to make the determination. Accordingly, the Company proceeded to exercise due diligence on the source and chain of custody of the Subject Minerals.

2.3    The Company’s Due Diligence Process
We designed our due diligence measures to conform, in all material respects, with the framework in the Guidance. The Guidance describes the five aspects of a robust due diligence program and provides guidelines for implementing each aspect. We developed our due diligence process to address each of these five aspects, namely:

1.Establishing strong company management systems regarding conflict minerals;

2.Identifying and assessing risks in our supply chain;

3.Designing and implementing a strategy to respond to identified risks in our supply chain;

4.Utilizing independent third-party audits of supply chain diligence; and

5.Publicly reporting on our supply chain due diligence.

We are a downstream supplier, many steps removed from the mines and companies that produce the Subject Minerals. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, Pentair does not purchase raw ore or unrefined conflict minerals or make purchases directly from the Covered Countries. The origin of Subject Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Subject Mineral-containing derivatives. The smelters and refiners consolidate raw ore and therefore have the most direct knowledge of the origin of the Subject Minerals they procure.

The Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1,” or direct, suppliers to provide information with respect to the origin of the Subject Minerals contained in the components and materials supplied to us.

2.3.1    Establish Strong Company Management Systems
Internal Team
The Company developed cross-functional teams to set its conflict minerals strategy and ensure timely implementation and execution of the due diligence program. The Company’s Supply Chain Group has primary responsibility for program execution. Guidance on the overall strategy and implementation is provided by the Legal Department, Accounting Department and Internal Audit Department. Senior management is briefed about the results of the due diligence program on a regular basis.

The Company has developed internal training processes to educate anyone within the Company that is a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts. In addition, the Company has either independently, or in cooperation with a third-party service provider, developed tailored training programs to train the Company’s employees with respect to the potential impact of conflict minerals.

The Company leverages a team of dedicated program specialists through our third-party service provider who support the Company’s conflict minerals program and associated teams.
Grievance Mechanism

The Company has long-standing grievance mechanisms, including an Ethics HelpLine, whereby the Company’s employees can report violations of the Company’s Code of Business Conduct and Ethics, including its procedures related to conflict minerals and the conflict minerals reporting process, policy or law.

Control Systems and Supplier Engagement

Due to its position in the supply chain, the Company does not have a direct relationship with Subject Minerals smelters and refiners. The Company engages with its suppliers and relies on information provided through the CMRT Form to gather information on the source and chain of custody of the Subject Minerals in its products.

The Company has a Supplier Guide to address, among other things, the Subject Minerals and the requirement of its suppliers to provide information on their use of these minerals, which is reviewed and updated on a regular basis. The Company also continues to update its supplier contracts by including a requirement that the supplier comply with the Supplier Guide whenever a new contract is entered into or an outstanding contract is renewed. Pentair’s Terms and Conditions include language to address compliance with laws including a broad reference to all business integrity-related laws and regulations.

Beginning in 2016 and continuing through this year, we have put a stronger emphasis on supplier education and training. To accomplish this, we utilized a third-party learning management system from Assent Compliance Inc. (“Assent”), known as Assent University, to provide all in- scope suppliers access to its Conflict Minerals training course. This training is tracked and evaluated based on completion. All suppliers are encouraged to complete all modules within this course.

In addition, the Company’s Conflict Minerals Policy is available on its website, and provides assistance to suppliers in their efforts to comply with the Company’s Conflict Minerals Policy, including video training, recorded training and written instructions as well as supplemental assistance through email and telephone contact as necessary. If the Company discovers that a direct supplier is not in compliance with the Company’s Conflict Minerals Policy, the Company may take certain actions to mitigate any potential risk, as described in Section 2.3.3, below.

Records Retention

The Company will retain documentation related to its conflict minerals compliance program according to the Company’s Document Retention Policy.

2.3.2    Identify and Assess Risk in the Supply Chain
The Company’s supply chain with respect to the Covered Products is complex. During 2024, the Company had over 3,563 direct suppliers with respect to the Covered Products, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Subject Minerals. In this regard, the Company does not purchase Subject Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Subject Minerals that are included in the Covered Products.

Based on this information, and in an effort to conform its due diligence measures to the Guidance, the Company assesses the risk in its supply chain in several ways. For example, the Company considers the potential risk presented by the smelters or refiners in its supply chain, as reported by the Company’s direct suppliers. Smelters or refiners that source the Subject Minerals from a Covered Country and are not certified as conflict-free by third-party audit programs such as the RMI’s Responsible Minerals Assurance Process (“RMAP”) pose a significant risk.

The Company assesses the risk in its supply chain by reviewing its direct suppliers’ responses to the CMRT Form, including whether such suppliers have established due diligence programs with respect to the Subject Minerals. The Company uses its direct suppliers’ responses to the CMRT Form to determine the extent, if any, to which it may be necessary for the Company to perform additional due diligence resources. Through Assent, the Company has also provided video and written training on compliance with the Rule, supply chain due diligence and the CMRT Form. This includes instructions on completing the CMRT Form, and one-on-one email and phone discussions with supplier personnel. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners in the supply chain.

After the Company receives CMRT Forms completed by its direct suppliers, the Company, with the assistance of Assent, assesses each facility that meets the RMI definition of a smelter or refiner of a Subject Mineral and that is reported as being in the Company’s supply chain by the Company’s direct suppliers according to “red flag” indicators defined in the Guidance. Assent uses certain factors to determine the level of risk that each smelter poses to the supply chain and reviews each for potential red flags (“Red-Flagged Facilities”).

Whenever a Red-Flagged Facility is reported as being in the Company’s supply chain, the Company implements risk mitigation activities that are described in specific detail in Section 2.3.3, below. Generally, in designing and implementing the Company’s strategy to respond to the supply chain risks that it has identified, the Company analyzes various third-party approaches and consults with other companies in our industry. The Company has concluded that tracing the Subject Minerals back to their mine of origin directly is an exceedingly complex task, given the breadth and depth of the Company’s supply chain. Instead, the Company has determined that seeking information about smelters and refiners in the Company’s supply chain represents the most reasonable effort the Company can make to determine the mines or origin of the Subject Minerals in its supply chain. To this end, the Company has adopted methods outlined by the RMI’s joint industry programs and outreach initiatives, and the Company has required its suppliers to conform with the same standards and to report on their efforts using the CMRT Form. Through these methods, the Company has made a reasonable determination of the origin of the Subject Minerals in its supply chain.

Additionally, the Company evaluates its suppliers on the strength of their own compliance programs (which further assists the Company in identifying risk in its supply chain). Evaluating and tracking the strength of the Company’s suppliers’ compliance programs is recommended by the Guidance and can help the Company to make key risk mitigation decisions. The criteria the Company uses to evaluate the strength of a supplier’s program is based on the following four questions in the CMRT Form:

•Have you established a conflict minerals sourcing policy?
•Have you implemented due diligence measures for conflict-free sourcing?
•Do you review due diligence information received from your suppliers against your company’s expectations?
•Does your review process include corrective action management?
When a supplier meets or exceeds those criteria (by answering “yes” to all four questions), the Company considers that supplier to have a strong compliance program.

2.3.3    Design and Implement a Strategy to Respond to Risks
In conjunction with the Company’s risk assessment process, the Company has developed a risk management plan for responding to risks identified in its supply chain, including Red-Flagged Facilities. Through the Company’s due diligence process, the Company attempts to determine the source and chain of custody of the necessary Subject Minerals the Company knows, or has reason to believe, originated in a Covered Country. Since the Company does not have a direct relationship with smelters and/or refiners, most of the work toward this aspect of the Guidance is carried out indirectly through the Company’s suppliers or through the Company’s involvement with industry working groups/coalitions. Due to its position in the supply chain, the Company largely focuses on the accuracy and quality of the representations the Company’s direct suppliers make regarding the source and chain of custody of their Subject Minerals. The Company evaluates its direct suppliers’ responses to RCOI and additional due diligence inquiries based on the risk or likelihood that they are giving an incorrect response or that a non-response may indicate the supplier is purchasing from a known conflict source and does not wish to disclose this fact.

With respect to the Red-Flagged Facilities, upon receiving a CMRT Form from a direct supplier that identifies a Red-Flagged Facility as being present in the Company’s supply chain, the Company initiates risk mitigation activities. Through a third-party vendor, the Company directs any supplier reporting a Red-Flagged Facility to implement its own risk mitigation actions. These actions include submitting a product-specific CMRT Form to the Company, to better identify the connection between the Red-Flagged Facility and the materials or components the Company purchases from the supplier, and requesting that the supplier begin the process to remove any Red-Flagged Facility from the supplier’s supply chain.

As per the Guidance, specific risk mitigation procedures depend on the suppliers’ specific situation. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.

As part of the Company’s risk management plan, and to further communicate the Company’s expectations, the Company has provided video training, recorded training and documented instructions to its direct suppliers through Assent. The Company also provided additional direct assistance to suppliers that required further clarification on the Company’s expectations. The Company also provided each supplier with a copy of the CMRT Form to complete as part of the Company’s due diligence process. Furthermore, as described above, the Company reviewed responses with specific suppliers where the responses suggested inaccuracies, inconsistencies or otherwise warranted further inquiry.

Finally, in accordance with the Company’s Conflict Minerals Policy, the Company engages any of its suppliers that it has reason to believe may be supplying the Company with Subject Minerals from sources that may support conflict in any of the Covered Countries to request that such suppliers establish an alternate source of Subject Minerals that does not support armed conflict in the Covered Countries.

The Company’s global supplier development team responds to suppliers that may potentially expose the Company to unacceptable risks, due to unacceptable responses to the Company’s inquiries or a refusal to respond. If the global supplier development team determines that a supplier is non-responsive, or is not satisfied with a supplier’s risk mitigation efforts, the global supplier development team may ultimately recommend that the Company take steps to find replacement suppliers as soon as is practicable.

2.3.4    Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
The Company does not have a direct relationship with Subject Minerals smelters and refiners and does not perform or direct audits of these entities within the Company’s supply chain. The Company supports audits by engaging its partners who are closer to the source and, as a member of the RMI, by promoting the smelter and refiner verification procedures and protocols of the RMAP.

Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facility’s sourcing practices on behalf of its compliance partners. The Company is a signatory of this communication in accordance with the requirements of downstream companies detailed in the Guidance.
2.3.5    Report on Supply Chain Due Diligence
This Conflict Minerals Report is being filed with the SEC as an exhibit to the Company’s specialized disclosure report on Form SD and is available on our website at https://www.pentair.com/en-us/legal/partner-supplier-info.html.

Due Diligence Results

Because most of the CMRT Forms we received were made on a company- or division-level basis, rather than on a product-level basis, we are not able to identify which smelters or refiners actually processed the Subject Minerals contained in our products. The Company does not have sufficient information, with respect to the Covered Products, to conclusively determine the country of origin of the Subject Minerals in the Covered Products or to conclusively determine whether the Subject Minerals in the Covered Products are from recycled or scrap sources.

Suppliers that identified any specific smelters or refiners of concern on their CMRT Form were contacted in accordance with the Guidance, as discussed in Section 2.3.3 above.

Status	Number of identified smelters/refiners
RMAP Conformant	233
RMAP Active	9
Not Enrolled	98
Non-Conformant	32

3.    Conflict Minerals Compliance Process
The Company has taken, and intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Subject Minerals in the Company’s products could originate from Covered Countries:

•Work with its suppliers to communicate the Company’s expectations regarding the Subject Minerals in its supply chain and its suppliers’ due diligence of their own supply chains, including their ability to confirm the conflict-free status of identified smelters and refiners.

•Evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
◦Using a comprehensive smelter and refiner library with detailed status and notes for each entity.
◦Scanning for verifiable media sources on each smelter and refiner to flag risk issues.
◦Comparing the list of smelters and refiners against government watch and denied parties lists.

•Emphasize to suppliers our expectation that they move toward sourcing exclusively from conflict-free smelters and refiners verified by the RMAP.

•For suppliers unable to immediately source from conflict-free smelters and refiners verified by the RMAP, request that those suppliers develop, share and implement a mitigation plan to source exclusively from conflict-free smelters and refiners.

•Engagement with industry groups, including the RMI, that support the adoption and improvement of relevant programs, tools and standards.

•Enable a real-time CMRT Form validation tool to identify problems with a supplier CMRT Form and communicate this clearly to suppliers to enable them to fix their submission before providing the submission to the Company.

•Following the Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter and refiner analysis.

The Company plans to continue to improve the effectiveness of its due diligence.

4.    Forward-Looking Statements

This Conflict Minerals Report contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this Conflict Minerals Report, including, without limitation, statements regarding our conflict mineral compliance plans, are forward-looking statements. Without limitation, any forward-looking statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” or “future” or words, phrases, or terms of similar substance or the negative thereof are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control. Numerous important factors described in this Conflict Minerals Report, including, among others, our ability to implement new software systems, our suppliers’ willingness and ability to comply with our conflict minerals-related compliance requests, the degree to which we are able to determine our suppliers’ use of conflict-free smelters and refiners, the impact of industry-wide initiatives such as the RMAP, smelters’ and refiners’ willingness and ability to comply with the RMAP, our effectiveness in managing the conflict minerals RCOI and due diligence processes, and the costs of our compliance, could affect these statements and could cause actual results to differ materially from our expectations. All forward-looking statements speak only as of the date of this Conflict Minerals Report. We assume no obligation, and disclaim any duty, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

We are not including the information contained in any of the websites referenced herein, as part of, or incorporating them by reference into, this Conflict Minerals Report.